# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LibreMax Asset-Backed Income Fund, CIK 0002074612
CUSIP: 000000000
Title of class of securities: LibreMax Asset-Backed Income Fund
Address of issuer's principal executive offices: 601 LEXINGTON AVENUE, 30TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 05/05/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001920563

## Reporting persons
- State of Utah, School & Institutional Trust Funds Office: type of reporting person: employee benefit plan or endowment fund (EP), other (OO); citizenship or place of organization: Utah (UT); does not affirm membership in a group (box b); sole voting power 5,154,006.31; shared voting power 0; sole dispositive power 5,154,006.31; shared dispositive power 0; aggregate amount beneficially owned 5,154,006.31 (18.1% of the class)
  Comment: Instrumentality of the State of Utah, Statutory Trust

## Item 1. Issuer
Name of issuer: LibreMax Asset-Backed Income Fund
Address of issuer's principal executive offices: 601 LEXINGTON AVENUE, 30TH FLOOR, NEW YORK, NEW YORK, 10022

## Item 2. Person Filing
Name of person filing: State of Utah, School and Institutional Trust Funds Office
Address of principal business office or, if none, residence: 310 S Main Street, Suite 1250, Salt Lake City, Utah, 84101
Citizenship: Utah, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 5,154,006.31
Percent of class: 18.051%
Sole power to vote or to direct the vote: 5,154,006.31
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,154,006.31
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- State of Utah, School & Institutional Trust Funds Office: Ryan Kulig, Ryan Kulig/Finance and Operations Officer/Authorized Signatory (05/29/2026)